Filed by Medco Health Solutions, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Accredo Health, Incorporated

Subject Company’s Exchange Act File No.: 0-25769

Update: Accredo-related 30-day waiting period over

Medco last week announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, relating to its proposed acquisition of Accredo, has expired.

The Hart-Scott-Rodino Act of 1976 is an anti-trust regulation that requires a 30-day waiting period prior to the consummation of planned business-combination transactions that exceed specified dollar thresholds, such as Medco’s pending acquisition of Accredo. This is a necessary step in almost every significant acquisition involving a U.S. company.

The announcement means that the government has not requested any additional information about the parties or the transaction, something that would have formally extended the antitrust review period. The mandatory waiting period for this transaction is now over.

Separately in the regulatory review process, the Securities and Exchange Commission is considering Medco’s registration statement (the so-called Form S-4). Once the SEC declares the S-4 “effective,” a meeting of Accredo’s stockholders will be scheduled. If stockholder approval is obtained, Medco anticipates that the transaction will close shortly thereafter. Medco expects to complete the transaction in mid-2005.

Safe Harbor Statement

This document contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed transaction, expected synergies, anticipated future financial and operating performance and results. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, the companies may be unable to obtain stockholder or regulatory approvals required for the transaction; problems may arise in successfully integrating the businesses of the two companies; the transaction may involve unexpected costs; the combined company may be unable to achieve cost-cutting synergies; the businesses may suffer as a result of uncertainty surrounding the transaction; and the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies.

Additional information and where to find it

In connection with the proposed transaction, Medco has filed a registration statement (file number 333-123571), including a proxy statement of Accredo Health, Incorporated and other materials with the Securities and Exchange Commission (SEC). Investors are urged to read the registration statement and other materials because they contain important information. Investors may obtain free copies of the registration statement and proxy statement, as well as other filings containing information about Medco and Accredo, at the SEC’s Internet site (http://www.sec.gov). These documents also may be accessed and downloaded for free from Medco’s Investor Relations Web site, www.medco.com, or obtained for free by directing a request to Medco Health Solutions, Inc. Investor Relations Department, 100 Parson Pond Drive, F1-6, Franklin Lakes, NJ, 07417. Copies of Accredo’s filings may be accessed and downloaded for free at Accredo’s Investor Relations Web site, www.accredohealth.net, or obtained for free by directing a request to Accredo Health, Incorporated Investor Relations, 1640 Century Center Parkway, Memphis, TN, 38134.

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo stockholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2004 annual meeting of stockholders, dated March 19, 2004, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement, dated Oct. 19, 2004, for its 2004 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.